FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2012

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item	Sequential Page Number
1. Telefónica – Date of publication of January- March 2012 Results	3

January-March 2012 Results

Earnings Release

Date:	Friday, May 11th 2012
Time:	Before market opens

Conference Call

Date:	Friday, May 11th 2012
Time:	14:00 (Madrid time)
13:00 (London time)
08:00 (NY time)

To be webcasted live over the Internet

You can log-in in our website at:

http://www.telefonica.com/investors/

To listen to the call, we kindly suggest you to access the webcast on Telefónica’s website

To participate in the Q&A session, please dial, a few minutes before the start of the conference call, one of the following numbers:

From Spain: +34 91 788 93 03

From the United States: +1 866 388 19 27

From the U.K. and other countries: +44 (0) 203 14 74 600

If you have any questions, please do not hesitate to contact Elena Romero at “elena.romerocanas@telefonica.es”, or at phone number +34 91 482 8700.

Telefónica, S.A.

Date: April 13th , 2012	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
Name: Ramiro Sánchez de Lerín García-Ovies
Title: General Secretary and Secretary to the Board of Directors